

13000068



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 10 2013

Washington, DC 20549

January 10, 2013

Stuart S. Moskowitz
International Business Machines Corporation
smoskowi@us.ibm.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/10/13

Re: International Business Machines Corporation
Incoming letter dated December 13, 2012

Dear Mr. Moskowitz:

This is in response to your letter dated December 13, 2012 concerning the shareholder proposal submitted to IBM by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: International Business Machines Corporation
Incoming letter dated December 13, 2012

The proposal requests that the compensation committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age.

We are unable to concur in your view that IBM may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that IBM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



RECEIVED

2012 DEC 17 PM 12: 27

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

International Business Machines Corporation
Corporate Law Department
One New Orchard Road, Mail Stop 327
Armonk, New York 10504

RULE 14a-8(i)(3)

December 13, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2013 IBM Proxy Statement – Proposal of Kenneth Steiner -- "Executives to Retain Significant Stock"

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a stockholder proposal and accompanying correspondence addressed to International Business Machines Corporation ("IBM" or the "Company") from Mr. Kenneth Steiner, who has appointed Mr. John Chevedden as his proxy with respect to a revised proposal dated November 12, 2012 entitled "Executives to Retain Significant Stock" ("the Proposal"). Mr. Steiner and Mr. Chevedden shall sometimes be described for convenience as "the Proponent." A copy of the revised Proposal is set forth in **Exhibit A**. Earlier documentation from the Proponent, including: (1) the Proponent's initial submission dated October 31, 2012 and (2) a broker's letter substantiating Mr. Steiner's stock ownership, are included in **Exhibit B**. In accordance with Rule 14a-8(j), this letter is being filed with the Staff not later than 80 days before IBM files its definitive 2013 proxy materials with the Commission.

Summary of the Proposal

The text of the resolution included in the Proposal and the two paragraphs following the "Resolved" paragraph is set forth below:

Executives to Retain Significant Stock

Resolved: Shareholders request that our Compensation Committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

Basis for Exclusion

The Proposal may properly be excluded from the proxy materials for IBM's annual meeting of stockholders expected to be held on April 30, 2013 (the "2013 Annual Meeting") under Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite, fails to define key terms, and otherwise fails to provide sufficient guidance to stockholders on its implementation. To the extent the reasons for exclusion stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

Background

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or the supporting statement violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In particular, companies faced with proposals like the instant one, have successfully argued that proposals may be excluded in ***their entirety*** if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. A proposal may be vague, and therefore misleading, when it fails to define key terms or otherwise fails to provide guidance on its implementation. Indeed, past iterations of this same stock retention proposal from Mr. Chevedden have also been excluded as vague and indefinite under Rule 14a-8(i)(3) based on other infirmities contained within those earlier proposals. See General Electric Company (February 10, 2011)(proposal that senior executives retain a significant percentage of their stock acquired through equity pay programs until two years following the termination of their employment excluded because the proposal did not sufficiently explain the meaning of "executive pay rights" and as a result neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requres); International Paper Company (February 3, 2011); Alaska Air Group, Inc. (January 20, 2011)(same); The Allstate Corporation (January 18, 2011)(same); Motorola, Inc. (January 12, 2011)(same). See also U.S. Securities and Exchange Commission, Division of Corporation Finance, Staff Legal Bulletin Number 14B, Shareholder Proposals (September 15, 2004), where the Division clarified its interpretative position with regard to the continued application of rule 14a-8(i)(3) to stockholder proposals which remain hopelessly vague and indefinite.

A proposal's failure to define critical terms or otherwise provide guidance concerning its implementation has also resulted in exclusion under Rule 14a-8(i)(3). See General Electric Company (January 23, 2003)(proposal seeking cap on salaries and benefits failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal). See also NSTAR (January 5, 2007) (excluding a proposal requesting "standards of record keeping of our financial records" because the terms "standards" and "financial records" were vague and indefinite); International Business Machines Corporation (January 10, 2003) (excluding a proposal regarding nominees for the company's board of directors where it was unclear how to determine whether the nominee was a "new member" of the board).

Once carefully studied, we submit that the instant Proposal is subject to exclusion under Rule 14a-8(i)(3) because it is vague and indefinite. The Proposal falls squarely within established Staff criteria for exclusion under Rule 14a-8(i)(3) because:

- the Proposal fails to define or otherwise describe for stockholders key terms which are central to a proper understanding of the Proposal;
- by reason of the Proponent's failure to define key terms, the Proposal also fails to provide proper guidance to IBM stockholders as to how the Proposal would be implemented; and
- the meaning and application of provisions set forth within the Proposal may be subject to differing interpretations by IBM stockholders at large.

The Proposal clearly cannot pass muster under Rule 14a-8(i)(3) and should be excluded in its entirety as vague and indefinite. See The Procter & Gamble Company (October 25, 2002) (permitting omission of a proposal as vague and indefinite which sought for the board of directors to create a fund that would provide lawyers, clerical help, witness protection and records protection for victims of retaliation, intimidation and troubles because they are stockholders of publicly-owned companies, where neither the stockholders nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of small stockholders to present plans to the company's board of directors because "the proposal is so inherently vague and indefinite" that neither the stockholders nor the company would be able to determine "exactly what actions or measures the proposal requires"); NYNEX Corporation (January 12, 1990) (permitting omission of a proposal seeking not to interfere with the "government policy" of any foreign government that the company has been "invited" to set-up facilities because it was "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal).

Analysis

The Resolved paragraph of the Proposal calls for the Compensation Committee to adopt a policy that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching "normal retirement age." Yet, the Proposal utterly fails either to define or otherwise describe what "normal retirement age" means. Instead of providing insight to IBM stockholders who need to know what the Proposal is seeking to accomplish, the Proponent baldly assumes that the term "normal retirement age" is defined in all of the Company's qualified retirement plans, and then curtly states that "normal retirement age" "be defined by the Company's qualified retirement plan that has the largest number of plan participants." In addition to the fact that "normal retirement age" is not a defined term in all of our qualified retirement plans, IBM stockholders at large should not be expected to have detailed knowledge of the terms of IBM's qualified retirement plans, or which of such plans have the largest number of plan participants. Since the Proposal does nothing to advance any information or insight on these matters, which are central to an understanding of the Proposal, it should be excluded from our proxy materials under Rule 14a-8(i)(3) as vague and indefinite.

By failing to provide IBM stockholders at large with any knowledge or understanding in the Proposal as to:

- which "qualified retirement plan... has the largest number of plan participants";
- whether the term "normal retirement age" is even defined in the "qualified retirement plan that has the largest number of plan participants"; and
- what the defintion of "normal retirement age" actually says and would mean under the Proposal,

the Proposal is fatally flawed and subject to outright exclusion as vague and indefinite under Rule 14a-8(i)(3).

The Staff has granted relief, and concurred to exclude a variety of other compensation-related proposals where, as here, the proposals failed to define key terms or were otherwise are subject to differing interpretations. See Verizon Communications Inc. (February 21, 2008)(proposal seeking adoption of an executive compensation policy incorporating specified new short-and long-term award criteria on the basis that the failure to define key terms, set forth formulas for calculating awards or otherwise provide guidance on how the proposal would be implemented meant that stockholders could not know with any reasonable certainty what they were being asked to approve); Prudential Financial, Inc. (February 16, 2007)(proposal urging board to "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis and the shareholders be given a chance to ratify such agreements" failed to define critical terms and was subject to differing interpretations); International Business Machines Corporation (February 2, 2005) (proposal that "officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite); Eastman Kodak Company (March 3, 2003) (proposal that "the Top Salary be 'capped' at $ 1,000,000.00 to include bonus, perks, stock options, and that this be pro-rated each year" omitted as it failed to define various terms and gave no indication of how options were to be valued); and General Electric Company (January 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars for GE's officers and directors failed to define critical terms or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal). See also NSTAR (January 5, 2007) (excluding a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the terms "record keeping" or "financial records"); Peoples Energy Corporation (November 23, 2004) (excluding a proposal requesting the company not provide indemnification to directors or officers for acts or omissions involving gross negligence or reckless neglect as inherently vague and indefinite because because the proposal offered a nonexistent, undefined "reckless neglect" standard for indemnification and failed to explain how the Company should implement it); and Wendy's International, Inc. (February 24, 2006) (omitting proposal requesting that the board issue interim reports to shareholders that detail the progress made toward "accelerating development" of controlled-atmosphere killing as inherently vague and indefinite because the term "accelerating development" was undefined such that the actions the company was to take to implement the proposal, if adopted, were unclear).

The Staff has also concurred to exclude other proposals as "vague and indefinite" under Rule 14a-8(i)(3) when the proposals called for a determination based on a specific standard, but where the standard was not defined or described, and the stockholders' determination would have to be made without guidance from the proposal. In this connection, multiple Staff letters recently issued have permitted registrants to exclude, as vague and indefinite under Rule 14a-8(i)(3), proposals seeking for the chairman of the board of a company to be a director who is independent from the company, as defined in the New York Stock Exchange (NYSE) listing standards. In those letters, the proponents did not define or describe the meaning of the term "independent," but merely referred to the NYSE listing standards in the proposals. Those proposals were excluded with Staff concurrence as "vague and indefinite." Notably, the fact that those NYSE listing standards were publicly disclosed and readily available[1] was irrelevant to the conclusion reached by the Staff under Rule 14a-8(i)(3). See The Clorox Company (August 13, 2012); Harris Corporation (August 13, 2012); The Procter & Gamble Company (July 6, 2012); Cardinal Health, Inc. (July 6, 2012); Wellpoint, Inc. (February 24, 2012, reconsideration denied, March 27, 2012);

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[1] See e.g., Section 303A.02 of the NYSE Listed Company Manual Independence Tests at http://nysemanual.nyse.com/LCMTools/PlatformViewer.asp?selectednode=chp%5F1%5F4%5F3%5F3&manual=%2Flcm%2Fsections%2Flcm%2Dsections%2F

and Mattel, Inc. (February 9, 2012). The same result should apply here, and the instant Proposal excluded under Rule 14a-8(i)(3) as vague and indefinite, since the Proposal's failure to define or describe "normal retirement age" cannot be satisfied merely by pointing to whichever Company "qualified retirement plan ... has the largest number of plan participants" in order to find and apply such definition to implement the Proposal.

There are many other noteworthy Staff letters under Rule 14a-8(i)(3) where similarly defective proposals were excluded as vague and indefinite. In AT&T Inc. (February 16, 2010), the Staff permitted the exclusion of a proposal that sought a report disclosing, among other items, payments used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2. The Staff concurred with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal, that the Proposal did not contain a definition of such term (which was not self-explanatory), and that the proponent's mere cross-reference to the Code of Federal Regulations did not in any way serve to clarify its meaning. See JPMorgan Chase & Co. (March 5, 2010) (concurring with the exclusion of a similar grassroots lobbying proposal); see also Exxon Mobil Corporation (March 21, 2011) (excluding a proposal requesting a report using, but failing to sufficiently explain, the "guidelines from the Global Reporting Initiative" with the Staff noting "in particular [the company's] view that the proposal does not sufficiently explain the "guidelines from the Global Reporting Initiative" and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); The Boeing Company (February 5, 2010) (excluding a proposal requesting the board "establish a committee with the responsibility to review and approve all policies and actions taken by Boeing that might affect human rights observance and provides that the committee "will follow the Universal Declaration of Human Rights" where the proposal failed to adequately describe the substantive provisions of the policies to be applied); Johnson & Johnson (February 7, 2003) (excluding a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the provisions of the Glass Ceiling Report or the recommendations flowing from it); Occidental Petroleum Corporation (March 8, 2002) (excluding a proposal requesting that company "adopt and implement a company-wide policy consistent with the Voluntary Principles on Security and Human Rights"); Kohl's Corporation (March 13, 2001) (excluding a proposal requesting implementation of the "SA8000 Social Accountability Standards). The infirmities in the instant Proposal are clearly more pronounced than in any of the letters described above, as the Proposal contains no specificity whatsoever which would permit IBM stockholders reading it to understand either what the definition of "normal retirement age" is, or how the Proposal would work using such definition.

Much like the very recent NYSE independence proposals described earlier, in Boeing Company (February 10, 2004), the Staff also permitted the exclusion of a proposal that requested a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." The company argued that the proposal referenced a standard for independence but failed to adequately describe or define that standard such that stockholders would be unable to make an informed decision on the merits of the proposal. The Staff concurred with the exclusion of that proposal under Rule 14a-8(i)(3) as vague and indefinite "because it fails to disclose to shareholders the definition of "independent director" that it seeks to have included in the bylaws." *See also* PG&E Corporation (March 7, 2008); Schering-Plough Corp. (March 7, 2008); and JPMorgan Chase & Co. (March 5, 2008) (all concurring in the exclusion of proposals requesting that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of that standard). The same result should apply here.

Finally, in one of a series of very recent Staff letters addressing director nomination proposals, Sprint Nextel Corporation (March 7, 2012), the registrant challenged as vague and indefinite a proposal requesting that their proxy materials include shareholder nominees "*who satisfy the SEC Rule 14a-8(b) eligibility requirements.*" The proposal, however, did not describe those specific SEC eligibility requirements. In granting relief that the proposal could be excluded as vague and indefinite under Rule 14a-8(i)(3), the Staff wrote:

> "[T]he proposal provides that Sprint's proxy materials shall include the director nominees of shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements." **The proposal, however, does not describe the specific eligibility requirements. In our view, the specific eligibility requirements represent a central aspect of the proposal.** While we recognize that some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal. As such, neither shareholders nor Sprint would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Sprint omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3)." (emphasis added)

In Sprint Nextel, the specific eligibility requirements under Rule 14a-8(b) were found by the Staff to be a central aspect of that proposal, and the proponent's mere cross-referencing to Rule 14a-8(b) -- a rule otherwise readily available from public sources[2] -- was deemed to be insufficient for that proposal to avoid exclusion under Rule 14a-8(i)(3). See also the Staff letters in Chiquita Brands International, Inc. (March 7, 2012) and MEMC Electronic Materials, Inc. (March 7, 2012), reaching the same conclusion.

The Staff rationale in the Sprint Nextel letter is equally applicable to the instant Proposal. Even though some shareholders voting on the Sprint Nextel proposal may

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[2] See e.g., http://www.law.cornell.edu/cfr/text/17/240.14a-8 and

http://www.gpo.gov/fdsys/pkg/CFR-2012-title17-vol3/pdf/CFR-2012-title17-vol3-sec240-14a-8.pdf have been familiar with the eligibility requirements of rule 14a-8(b), many other shareholders would not have been familiar with those requirements, and as such, would not have been able to determine anything meaningful about those eligibility requirements from the mere cross-reference language contained in the proposal. The same analysis should apply with even greater force to the instant Proposal, as IBM stockholders at large should not be expected to find, ferret out and then attempt to synthesize complex definitional information from a variety of IBM's qualified retirement plan documents in order for them to determine what the instant Proposal may be seeking to accomplish.

In the instant case, the Proponent failed to define or describe the central aspect of the Proposal; *i.e.*, the so-called "hold period" for the stock. Instead of stating how long the IBM senior executive should have to hold his/her stock, the Proposal merely states that it should be until "normal retirement age." But, instead of providing a clear definition or description of what he meant by "normal retirement age," the Proposal purports to simply cross-reference "the Company's qualified retirement plan that has the largest number of plan participants" to find such a definition, if one exists at all in such plan. Unfortunately, this utter lack of clarity is of no use whatsoever to IBM stockholders at large who might be asked to understand the meaning of the Proposal.

Moreover, even if a stockholder was inclined to do his own research prior to voting on the Proposal, the "Company's qualified plan" documents – unlike the NYSE listing standards or the 14a-8(b) eligibility requirements -- are *not* readily accessible either to IBM stockholders or the public at large. What is more, the Proponent is incorrect in his assumption that all of our qualified retirement plans even contain a definition of "normal retirement age." They do not. Indeed, such sleight-of-hand drafting by the Proponent creates a wealth of unnecessary confusion. In our view, understanding clearly what the Proponent means by the term "normal retirement age" is a central aspect of the Proposal, and the Proponent's failure to define or describe such term within the four corners of the Proposal makes it subject to exclusion under Rule 14a-8(i)(3). Finally, making cryptic reference to "the Company's qualified retirement plan that has the largest number of plan participants" to define "normal retirement age" is useless, since it does nothing to provide IBM stockholders who might consider the Proposal with any insight on the specifics necessary to understand how the Proposal would be implemented. Therefore, since IBM stockholders would not be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, it should be excluded under Rule 14a-8(i)(3).

There are other problems within the Proposal. In addition to the Proponent's failure to define "normal retirement age," the Proposal itself is also internally inconsistent and subject to multiple interpretations. Because of this, the Proposal has the potential to be materially misleading to IBM stockholders. In this connection, notwithstanding the language in the Resolved paragraph that makes reference to "normal retirement age" for purposes of ending the "hold period" for shares acquired thorugh equity pay programs, paragraph 3 of the Proposal refers to a Conference Board Task Force report stating that *"hold-to-retirement"* requirements give executives an ever-growing incentive to focus on long-term stock price performance." One reading of the Conference Board report and its "hold-to-retirement" description suggests the Proposal should require actively-employed IBM senior executives to hold a significant amount of their stock until retirement. Yet, there is nothing in the text of the resolution that requires or even suggests that an IBM senior executive hold stock until he / she actually retires. Instead, paragraph 1 requires a senior executive to hold a significant percentage of shares until reaching the undefined *"normal retirement age."* Because of this incongruity, in addition to having the potential of misleading IBM stockholders considering the Proposal, actual implementation of the resolution in Paragraph 1 would be inconsistent with the *"hold to retirement"* discussion in Paragraph 3.

The application of these inconsistent provisions could lead to unintended results. For example, under Paragraph 1 – assuming the existence of a definition for "normal retirement age" that was applicable to the Proposal -- IBM senior executives who continue to work for the Company after reaching that "normal retirement age" would no longer be subject to the "hold period" and those senior executives could sell all of their stock outright. Were such actively-employed IBM senior executives to sell all their stock, such sale would utterly defeat the "ever-growing incentive to focus on long-term stock-price performance" advanced in Paragraph 3. Morever, an equally incongruous result would occur in a case where IBM senior executives leave the Company *before* reaching "normal retirement age." For those younger (and now former) senior executives, if paragraph 1 were to be implemented and a senior executive left IBM at age 45, he/she would still remain obligated to continue to hold significant stock until reaching his/her "normal retirement age" under the Proposal, even though such person would be long gone from IBM, and would no longer have any ability or incentive to focus on IBM's long-term stock price performance. In short, for purposes of Rule 14a-8(i)(3), neither IBM stockholders nor the Company should have to parse through various paragraphs of the Proposal and wonder how the text of such paragraphs ought to be interpreted or implemented.

Over the years, there have been many situations in which the Staff has granted no-action relief to registrants with proposals which were similarly infirm. In this connection, the Commission has found that proposals may be excluded where they are:

> so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See Philadelphia Electric Company (July 30, 1992).

The Staff's response in Philadelphia Electric applies with full force to the instant Proposal. Moreover, the Federal courts have also supported such a view, quoting the Commission's rationale:

> it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. Dyer v. Securities and Exchange Commission, 287 F. 2d 773, 781 (8th Cir. 1961).

In the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992)("NYCERS"), the court stated:

> the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

Because of the Proposal's inherent vagueness, we do not believe the NYCERS standard has been met. As such, we believe the Proposal is subject to omission in its entirety under Rule 14a-8(i)(3).

Finally, we note that the instant Proposal is readily distinguishable from the recent Chevedden/Steiner proposal in URS Corporation (March 22, 2012). There, the proposal stated that "senior executives retain a significant percentage of stock acquired through equity pay programs *until one-year following the termination of their employment.*" In contrast to the URS proposal, where the senior executives' hold period of "one-year following termination of their employment" was specific to each senior executive, the instant Proposal completely fails to define or otherwise describe for stockholders any readily ascertainable terminal date for the senior executives' "hold period," the meaning of the term "normal retirement age" or the qualified retirement plan with the largest number of plan participants for the purpose of determining what "normal retirement age" means. The Proponent's abject failure to define or explain to IBM stockholders how the Proposal should work makes this Proposal hopelessly vague and indefinite. In sum, IBM stockholders should not be made to speculate what the Proponent sought to accomplish when he drafted the Proposal.

Conclusion

For the reasons set forth in this letter, the Company submits that it may properly exclude the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) and we request that the Staff not recommend any enforcement action to the Commission if the Company excludes the Proposal. We are sending Mr. Chevedden, who has been designated by Mr. Steiner to receive all communications in connection with this matter, a copy of this letter, and we respectfully request that the undersigned be copied on any response that may be made to the Staff.

If you have any questions in connection with this submission, please contact me at 914-499-6148. Thank you very much for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

with copies and exhibits, to:
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Samuel J. Palmisano
Chairman of the Board
International Business Machines Corporation (IBM)
One New Orchard Rd
Armonk NY 10504
Phone: 914 499-1900

REVISED NOV. 12, 2012

Dear Mr. Palmisano,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Michelle H. Browdy
Corporate Secretary
Stuart S. Moskowitz <smoskowi@us.ibm.com>
Senior Counsel, IBM Legal Department
FX: 845-491-3202

[IBM: Rule 14a-8 Proposal, October 31, 2012, Revised November 12, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our Compensation Committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm had rated our company "D" continuously since 2007 with "High Governance Risk." Also "Very High Concern" in Executive Pay – $63 million for our Chairman Samuel Palmisano. In 2011 it was reported that our CEO had a potential $87 million entitlement for a change in control.

Plus Mr. Palmisano had $35 million in accumulated pension benefits, $22 million in accumulated benefits under the Retention Plan and $68 million in non-qualified deferred pay. Meanwhile, IBM planned to lay off 1,000 employees in the U.S. and Canada.

Sidney Taurel, with 11-years long tenure, chaired our 4-member executive pay committee which included Boeing CEO James McNerney. Mr. McNerney was arguably overburdened by a seat on the Procter & Gamble board, which had the highest number of overburdened CEOs of any company in the Standard & Poor's 500. Alain Belda and Andrew Liveris were the remaining members of our executive pay committee. And Messrs. Belda and Liveris each received 7-times as many negative votes as 5 of our directors received. Mr. Liveris was also one more CEO on our executive pay committee in addition to Mr. McNerney. When it comes to executive pay CEOs are not known for moderation.

Please encourage our board to respond positively to this proposal for improved governance and to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit **B**

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Samuel J. Palmisano
Chairman of the Board
International Business Machines Corporation (IBM)
One New Orchard Rd
Armonk NY 10504
Phone: 914 499-1900

Dear Mr. Palmisano,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Michelle H. Browdy
Corporate Secretary
Stuart S. Moskowitz <smoskowi@us.ibm.com>
Senior Counsel, IBM Legal Department

[IBM: Rule 14a-8 Proposal, October 31, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our Compensation Committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm has rated our company "D" continuously since 2007 with "High Governance Risk." GMI added "Very High Concern" in Executive Pay – $63 million for our Chairman Samuel Palmisano.

Plus Mr. Palmisano had $35 million in accumulated pension benefits, $22 million in accumulated benefits under the Retention Plan and $68 million in non-qualified deferred pay. Meanwhile, IBM planed to lay off 1,000 employees in the U.S. and Canada.

Sidney Taurel, with 11-years long tenure, chaired our 4-member executive pay committee which included Boeing CEO James McNerney. Mr. McNerney was arguably overburdened by a seat on the Procter & Gamble board, which has the highest number of overburdened CEOs of any company in the Standard & Poor's 500. Alain Belda and Andrew Liveris were the remaining members of our executive pay committee. And Messrs. Belda and Liveris each received 7-times as many negative votes as 5 of our directors received. Mr. Liveris was also one more CEO on our executive pay committee in addition to Mr. McNerney.

Please encourage our board to respond positively to this proposal for improved governance and to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***


TD Ameritrade

November 9, 2012

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 900 shares of International Business Machines Com – IBM, 2,779 shares of AT&T Inc. Com – T, 4,000 shares of Textron Inc. Com – TXT, and 700 shares of Johnson & Johnson Com – JNJ in TD Ameritrade Clearing, Inc., DTC #0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 1, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jill Phillips
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12